PE 12/4/2014

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

December 11, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 12-11-14

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.
Incoming letter dated December 4, 2014

Dear Mr. Wirtz:

This is in response to your letter dated December 4, 2014 concerning the shareholder proposal submitted to AT&T by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 11, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 4, 2014

The proposal asks the board to take the steps necessary (unilaterally if possible) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 10% of the company's outstanding common stock the power to call a special shareowner meeting.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Wayne A. Wirtz
AT&T Inc.
Associate General Counsel
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

December 4, 2014

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: 2015 Annual Meeting of AT&T Inc. –
Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), intends to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting" and such materials, collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent"). We have sent copies of this correspondence to the Proponent.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a proponent is required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

THE PROPOSAL

The Proposal is entitled "Special Shareowner Meetings" and sets forth the following resolution to be voted on by shareholders at the 2015 Annual Meeting:

> "Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.
>
> "Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings

allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

"This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

"A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. A shareholder right for 10% of shareholders to call a special meeting to can also help equalize our complete absence of provisions for shareholders to act by written consent. This proposal topic won our 43% support in 2011. In 2011 shareholders were not reminded of our complete absence of a shareholder right to act by written consent.

"Please vote to enhance shareholder value."

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

ARGUMENT

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Materially False and Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." Rule 14a-9 provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) is appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Since issuing SLB 14B, the Staff has applied that guidance by granting no action relief to exclude proposals that contained false and misleading statements. *See, e.g., JPMorgan Chase & Co.* (Mar. 11, 2014, *reconsid. denied* Mar. 28, 2014) (where a proposal was excluded as false and misleading because, among other things, it misrepresented the company's vote counting standard for electing directors and mischaracterized the company's treatment of abstentions); *General Electric Co.* (Jan. 6, 2009) (where a proposal was excluded as false and misleading because it, among other things, made false and misleading statements regarding the company's vote counting standard for director elections); *Johnson & Johnson* (Jan. 31, 2007) (where a proposal concerning an advisory vote to approve the compensation committee report was excluded as false and misleading because it contained misleading implications about SEC rules concerning the contents of the report).

The Proposal contains a number of erroneous and misleading statements, which, when viewed in their entirety, render the Proposal materially false and misleading. The Proposal offers three principal justifications to shareholders in support of the 10% ownership threshold to call a special meeting: (1) "Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold"; (2) without the ability to call a special meeting, "there could be a 15-month span between our annual meetings"; and (3) AT&T has a "complete absence of provisions for shareholders to act by written consent." Each of these three justifications is objectively false, inherently misleading, or both. In reverse order, addressing the last justification first:

The Proposal states that the right to call a special meeting is warranted because it would "help equalize our complete absence of provisions for shareholders to act by written consent" (emphasis added). This is completely untrue. Pursuant to Article Eight of the Company's Certificate of Incorporation, AT&T's shareholders do in fact have the right to act by written consent, and, moreover, that right is established in the Company's Certificate of Incorporation, which means that it cannot be amended without shareholder consent.[1] To underscore the false and misleading nature of the point, the Proponent repeats the assertion by stating that in the 2011 iteration of the Proposal, "shareholders were not reminded of our complete absence of a shareholder right to act by written consent." Not unlike *JPMorgan Chase* and *General Electric* cited above, where the proponent misrepresented each company's vote counting standards, the Proposal entirely misrepresents the rights of shareholders established in the Company's governing documents.

The Proponent's second justification for approving the 10% threshold to call a special meeting is both objectively incorrect and misleading. The Proposal states that the ability of shareholders to call a special meeting "is important because there could be a 15-month span between our annual meetings." This is incorrect and misleading. The DGCL provides that 13 months is the maximum amount of time permissible between annual meetings:

> "If there be a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after

[1] *See* Restated Certificate of Incorporation of AT&T Inc., Article Eight ("Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the corporation, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon.") (emphasis added), available at Exhibit 3.1 of the Company's Current Report on Form 8-K, as filed with the SEC on December 16, 2013).

> the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director."[2]

In *State Street Corporation* (Mar. 1, 2005), the proposal asked that the company take action to repeal its staggered board structure and thereby implement annual elections of directors. The proposal contained multiple erroneous citations to state law and suggested that certain provisions of law applied to the company and its directors when, in fact, they did not. The Staff agreed that the statements in the proposal and its supporting statement would mislead shareholders about the nature of the laws applicable to the company and the propriety of shareholders taking action under such laws, rendering the entire proposal materially false and misleading. The circumstances in this instance are no different. Namely, the Proposal misstates the Delaware law that is directly applicable to the very justification for the Proposal and therefore misleads shareholders about the nature of the laws applicable to the Company and the propriety of shareholders taking action under such laws.

This stated justification for the Proposal is also misleading because it suggests that a Delaware corporation may voluntarily choose without consequence to delay annual meetings beyond the 12-month anniversary of the prior meeting – "there could be a 15-month span...." There is a material omission here, which is that, in fact, such delay is not voluntary, but rather, in most if not all cases, a function of the company's inability to produce audited financial statements. This is the reason why, in 2008, the Commission delegated authority to the Director of the Division of Corporation Finance to grant or deny exemptions from the requirement for registrants to furnish an annual report that contains audited financial statements in connection with the annual meeting of shareholders.[3] As the Commission observed: "A number of companies have faced the dilemma of being required to hold a meeting of security holders when they are unable to deliver current audited financial statements. These companies may be compelled to hold meetings of their security holders pursuant to the provisions of certain state corporation laws, despite the inability to comply with the requirements of Rule 14a-3(b) and Rule 14c-3(a) under the Exchange Act. Although these situations are infrequent, we recognize the need to flexibly address this conflict in limited circumstances."[4]

Finally, the Proponent states that adoption of the Proposal is warranted because "Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold." Both clauses of the statement are misleading:

---

[2] *See* DGCL § 211(c).

[3] *See* Delegation of Authority to the Director of the Division of Corporation Finance, Release No. 34-57262 (Feb. 4, 2008); Rule 30-1

[4] *Id.*

- "Delaware law allows 10% of shareholders to call a special meeting" – this clause is misleading because it suggests that the Delaware General Corporation Law (the "DGCL") speaks to the ownership threshold at which shareholders can call a special meeting, which it does not. Unlike the corporation statutes of Alabama, Alaska, Arkansas, California, Colorado, Connecticut, Florida, Hawaii, Iowa, Massachusetts, Maine, Michigan, Minnesota, Mississippi, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Washington, West Virginia, Wisconsin and Wyoming, which specify 10% as the ownership threshold needed for shareholders to call a special meeting, the DGCL is silent on this point and provides only that special meetings "may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws."[5]

- The Proposal states that "dozens or hundreds of companies have adopted the 10% threshold." First, "dozens" is quite a bit different than "hundreds" so this clause is *per se* misleading. The reader gains no understanding about how popular or common the 10% threshold is. Is it "hundreds" or merely "dozens"? Second, to the extent that this clause is intended to indicate that 10% is a common ownership threshold, or more common than other ownership thresholds, as a matter of fact, 10% is not a common threshold for calling a special meeting at public companies and it is misleading for the clause to suggest that it is. For example, of the 301 Delaware corporations in the S&P 500, only 12 have a ownership threshold for calling a special meeting at 10%, as compared to 70 S&P Delaware corporations with a special meeting ownership threshold at 25%, 30 S&P Delaware corporations with a special meeting ownership threshold at 50% or more, and 15 S&P Delaware corporations with a special meeting ownership threshold at 20%.[6]

SPECIAL MEETING THRESHOLDS (S&P 500 DELAWARE)	
Ownership Threshold for Calling Meeting	**Number of Companies**
No special meeting right	153
50% or more	***30***
30-40%	10
25%	***70***
20%	15
15%	11
10%	***12***

Each of the three justifications upon which the Proposal is based is either misleading or false or both. The Proposal is, therefore, defective in its entirety, root and branch, and in

[5] *See* DGCL § 211(d).

[6] Based on data from FactSet Shark Repellent. We have limited this analysis to Delaware companies because AT&T is a Delaware corporation and 32 states provide a statutory default special meeting right at 10%.

violation of Rule 14a-9 as materially false and misleading statements. On that basis, we believe the Proposal may be properly excluded from the Company's 2015 Proxy Materials.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at ww0118@att.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (214) 757-3344.

Sincerely,

Wayne Wirtz

Enc.

cc: Proponent (via e-mail: *** FISMA & OMB Memorandum M-07-16 ***

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

Ms. Ann Effinger Meuleman
Corporate Secretary
AT&T Inc. (T)
208 S. Akard Street
Dallas TX 75202
PH: 210-821-4105
FX: 214-746-2273

Dear Ms. Meuleman,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

10-13-14
Date

cc: Paul Wilson <paul.wilson.7@att.com>
General Attorney
Dru Cessac <dc7362@att.com>
Phyllis A. Siekmann <PS0148@att.com>

[T: Rule 14a-8 Proposal, November 6, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. A shareholder right for 10% of shareholders to call a special meeting to can also help equalize our complete absence of provisions for shareholders to act by written consent. This proposal topic won our 43% support in 2011. In 2011 shareholders were not reminded of our complete absence of a shareholder right to act by written consent.

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 7, 2014

By E-mail To: *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On November 6, 2014, we received a letter from Kenneth Steiner, which was transmitted electronically on November 6, 2014, (the "submission date") submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2015 annual meeting of stockholders. Kenneth Steiner has indicated that you are the contact person for his proposal.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

Kenneth Steiner does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that the required amount of shares were continuously held for at least the one-year period preceding and including the above submission date.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. Stockholders can confirm whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the broker or bank is not on DTC's participant list, the stockholder will need to obtain proof of ownership from the DTC participant through which the shares are held. The stockholder should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, the stockholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the stockholder's broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if Kenneth Steiner or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul Wilson

Paul M. Wilson
General Attorney

Ameritrade

Post-it® Fax Note 7671	Date 11-13-14 # of pages ▶
To Paul Wilson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 214-746-2673	Fax #

11/11/2014

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. DTC #0188.

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. This letter confirms that you have continuously held no less than 500 shares each of the following stocks in the above referenced account since October 1, 2013, which exceeds 13 months of continuous ownership each.

Textron Inc (TXT)
Nasdaq OMX Group (NDAQ)
AT&T (T)
Pfizer Inc (PFE)
General Electric (GE)
Citigroup (C)
American Express (AXP)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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TDA 5380 L 09/13